Exhibit 99.2
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li, North Road, East Third Ring
Chaoyang District, Beijing 100027
The People’s Republic of China
2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 16, 2009
PROXY STATEMENT
General
We are soliciting the proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on October 16, 2009 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at 3/F, China Railway Construction Plaza, No. 20 Shijingshan Road, Shijingshan District, Beijing 100131, The People’s Republic of China.
This proxy statement is available to shareholders beginning on September 18, 2009 and the form of proxy is first being mailed to shareholders on or about September 18, 2009.
Revocability of Proxies
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Tianqiao Chen, our Chairman of the Board of Directors, if you hold our ordinary shares, or to Citibank, N.A., if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.
Record Date, Share Ownership and Quorum
Shareholders of record at the close of business on August 21, 2009 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of July 31, 2009, 2,207,291,040 of our ordinary shares, par value US$0.00005 per share, were issued and outstanding, of which approximately 1,941,057,900 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of the issued ordinary shares entitled to vote at the meeting will constitute a quorum.

Voting and Solicitation
Each share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting.
The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://www.hurray.com under the heading “Investor Relations.” Hard copies of the solicitation materials are available upon request to shareholders free of charge.
Voting by Holders of Ordinary Shares
Holders of ordinary shares should vote by either attending the meeting in person or by mailing the Proxy Card to us as instructed therein. The Proxy Card should be mailed to us at Attention: Legal Counsel, 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li, North Road, East Third Ring, Chaoyang District, Beijing 100027, The People’s Republic of China, as soon as possible to ensure receipt by us before October 16, 2009.
When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” proposals 1, and 2 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.
Voting by Holders of American Depositary Shares
Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs the Notice of 2009 Annual General Meeting of Shareholders and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all of the shares represented by the ADSs, only Citibank, N.A. may vote those shares at the annual general meeting.
Citibank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.
If (i) the ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by Citibank, N.A. from a holder of ADSs by October 9, 2009 at 10:00 a.m., New York City time, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Deadline for Shareholder Proposals
Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2010 annual general meeting must be received by April 1, 2010 at 11/F, China Railway Construction Plaza, No. 20 Shijingshan Road, Shijingshan District, Beijing 100131, The People’s Republic of China, attention: Legal Counsel and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1
AMENDMENT TO AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
You are being asked to approve the amendment of our Amended and Restated Memorandum and Articles of Association to delete in its entirety Article 95 which provides for the division of the board of directors into three classes. We set out below Article 95:
“APPOINTMENT AND REMOVAL OF DIRECTORS
95. The directors shall be divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. At the 2005 annual meeting of shareholders, Class I directors shall be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term. At each succeeding annual meeting of shareholders beginning in 2006, successors to the class of directors whose terms expire at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred share issued by the Company shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the applicable terms of these Articles and any certificate of designation creating such class or series of preferred share, and such directors so elected shall not be divided into classes pursuant to this Article 95 unless expressly provided by such terms.”
The division of the board of directors into separate classes is a common takeover defense. With Shanda Interactive Entertainment Limited (“Shanda”) beneficially owning approximately 51% of our outstanding ordinary shares (including ADSs representing ordinary shares) as of July 31, 2009, our board of directors has determined, however, that such classification of directors is no longer necessary and it is advisable and in the best interest of our company and our shareholders to delete Article 95. Our board of directors has approved such amendment. Following shareholder approval of this proposal, all directors will be elected/re-elected at each annual general meeting of shareholders.
The affirmative vote of the holders of two-thirds of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal. We have been informed by Shanda, which beneficially owned approximately 51% of our outstanding ordinary shares (including ADSs representing ordinary shares) as of July 31, 2009, that it intends to vote or cause to be vote all of its ordinary shares and ADSs in favor of this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE AMENDMENT TO OUR AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

PROPOSAL 2
ELECTION OF DIRECTORS
Subject to the approval of proposal 1, the board of directors has nominated seven directors for election at the 2009 annual general meeting. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Amended and Restated Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.
Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the seven nominees named below. All of the nominees have been previously appointed by the board of directors. The board of directors has no reason to believe that each of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as our board of directors may propose.
Suberna Shringla and Alan Russell Powrie resigned from our board of directors with effect from September 1, 2009. Mr. Shringla and Mr. Powrie also previously served as the members of our audit, compensation and nominating committees.
The names of the nominees, their ages as of July 31, 2009 and the principal positions with our company held by them are as follows.

Name	Age	Position
Tianqiao Chen(1)	36	Chairman of the Board of Directors
Grace Wu(1)	39	Director
Haibin Qu	35	Director
Haifa Zhu(1)	37	Director
Wenwen Niu(2)	45	Director
Bruno Wu(2)	43	Director
Tongyu Zhou(2)	41	Director

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

Directors Nominated for Election at the Annual General Meeting
Tianqiao Chen has served on our board since July 2009. Mr. Chen is one of the co-founders of Shanda, has served as the chairman of the board of directors and chief executive officer of Shanda since its inception in December 1999. From 1998 to 1999, Mr. Chen served as the deputy director of the office of the president of Kinghing Trust & Investment Co., Ltd. From 1994 to 1998, Mr. Chen served in various management positions with Shanghai Lujiazui Group. Mr. Chen serves as a member of the board of directors of SinoMedia Holding Ltd., which is listed on the Hong Kong Stock Exchange. Mr. Chen holds a bachelor’s degree in economics from Fudan University.
Grace Wu has served on our board since July 2009. Ms. Wu has served as the senior vice president of Shanda since April 2008, chief financial officer since November 2007 and a director since December 2007. Ms. Wu previously served as Shanda’s vice president from November 2007 to March 2008 and vice president of strategic investments from October 2007 to November 2007. Prior to joining Shanda, Ms. Wu spent five years with AU Optronics Corp., where she was responsible for financial planning and analysis, investor relations and capital markets activities. Prior to that, Ms. Wu worked at Goldman Sachs and Lehman Brothers where she divided her responsibilities between the equity capital markets and investment banking divisions. Ms. Wu holds a bachelor’s degree from National Taiwan University and a Master of International Affairs degree in international banking and finance from Columbia University.
Haibin Qu has served on our board since July 2009. Mr. Qu has served as Shanda’s senior executive vice president since August 2005. Mr. Qu previously served as Shanda’s senior vice president from July 2003 to August 2005, vice president from September 2002 to June 2003 and director of business development from February 2000 to August 2002. Prior to joining Shanda, Mr. Qu served as a vice president of Shanghai Fuwei Technology Development Co., Ltd. from September 1996 to December 1999. Mr. Qu holds a bachelor’s degree in mechanics from Fudan University.
Haifa Zhu has served on our board since July 2009. Mr. Zhu has served as chief investment officer and senior vice president of Shanda since April 2008. Mr. Zhu previously served as Shanda’s assistant vice president of investments, director of platform operations, director of central user platform and deputy director of new business center. Prior to joining Shanda, Mr. Zhu was responsible for investments at Nuovo Assets Investment Ltd. from 2001 to 2004. Prior to joining Nuovo Assets Investment Ltd., Mr. Zhu worked in technology management for Shanghai Academy of Science from 1996 to 2001. Mr. Zhu holds a master’s degree in business administration and a bachelor’s degree from Fudan University.
Wenwen Niu has served on our board since August 2009. Mr. Niu is the publisher and creator of “The Founder” magazine and a professional industry commentator. Mr. Niu joined Economic Daily Group in 1991 and was awarded “China News Prize” three times in two consecutive years. In 1999, Mr. Niu was the editor-in-chief of China Entrepreneur Magazine and he was also a member of the jury of “Top 10 Economic Leaders” of China Central Television (“CCTV”). “The Founder” magazine was created in 2008 by Mr. Niu after he resigned from China Entrepreneur and the magazine began publishing in the same year. In addition, Mr. Niu earned his Master degree in economics and graduated from Cheung Kong Graduate School of Business (CHGSB) EMBA program.

Bruno Wu has served on our board since September 2009. Mr. Wu has served as a director of Shanda since October 2006. Mr. Wu is the Co-Founder and Chairman of The Sun Media Investment Holding Group of Companies, one of China’s largest privately held media groups with investment interests in 20 media-related companies and a portfolio of over 60 media brands and products. Mr. Wu served as Co-Chairman of SINA Corporation from 2001 to 2002 and as the Chief Operating Officer of ATV, one of the two free-to-air networks in Hong Kong, from June 1998 until February 1999. Mr. Wu received his Diploma of Studies in French civilization from the University of Savoie, France in 1987. He graduated with a Bachelor of Science in Business Administration-Finance from Culver-Stockton College in Missouri in December 1990. He received his Master of Arts in International Affairs degree from Washington University, Missouri in 1993 and a Ph.D. in the International Politics Department of College of Law, Fudan University, Shanghai, China, in 2001.
Tongyu Zhou has served on our board since September 2009. Ms. Zhou is the Founder and Chairman of Shanghai Weida Hi-Tech Group Co., Ltd., a leading and comprehensive enterprise engage in IT product distribution, real estate development, infrastructure construction, fast moving consumer goods sales and marketing in China since 1994. Ms. Zhou is a member of the national committee of CPPCC and Chinese National Youth Union, vice president of the Chinese Young Entrepreneurs’ Association and Shanghai Chamber of Commerce. Ms. Zhou received a Ph.D. in economics from Fudan University in 2008 and an MBA from China Europe International Business School in 2002.
The directors nominated for election will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting. We have been informed by Shanda, which owned approximately 51% of our outstanding ordinary shares (including ADSs representing ordinary shares) as of July 31, 2009, that it intends to vote or cause to be vote all of its ordinary shares and ADSs in favor of this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.
Controlled Company
We have determined that our company is a controlled company for purposes of the rules of the NASDAQ Stock Market. Our basis for this determination is that Shanda is the beneficial owner of greater than a majority of our outstanding ordinary shares. Accordingly, our company is exempt from the requirements of NASDAQ Listing Rule 5605 with respect to (i) our company having a majority of independent directors on our board, (ii) the compensation of the executive officers being determined by a majority of the independent directors or a compensation committee composed solely of independent directors and (iii) director nominees being selected or recommended for our board’s selection, either by a majority of the independent directors, or a nominating committee composed solely of independent directors.
Our board of directors determined in September 2009 that it is in the best interest of our company and shareholders that the functions of our nominating committee should be considered at meetings of the full board and such committee was discontinued. Our board of directors is also not currently comprised of a majority of independent directors, as defined under the applicable NASDAQ Listing Rule, and will not contain a majority of independent directors if the nominees named in proposal 2 are elected to our board at the 2009 annual general meeting of shareholders. In addition, our compensation committee is composed of non-independent directors and will remain so if the nominees named in proposal 2 are elected.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by our company’s independent registered public accountants before that firm is retained for such services. The pre-approval procedures are as follows:
•
Any audit or non-audit service to be provided to our company by the independent accountants must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•
The audit committee in its sole discretion then approves or disapproves the proposed services and documents. Such approval, if given, shall be provided through written resolutions or in the minutes of meetings, as the case may be.

SHAREHOLDER COMMUNICATIONS WITH
THE BOARD OF DIRECTORS
The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:
1)
Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Hurray! Holding Co., Ltd., 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li, North Road, East Third Ring, Chaoyang District, Beijing 100027, The People’s Republic of China, Attention: Chief Financial Officer.

2)
Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board of directors has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to our directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to our directors.

3)
The log of shareholder correspondence will be available to members of our board of directors for inspection. At least once each year, the Chief Financial Officer will provide to our board of directors with a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board of directors.

ACCESS TO CORPORATE GOVERNANCE POLICIES
We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC and is available on our website at http://www.hurray.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.
Copies of our committee charters and the Code of Business Conduct will be provided to any shareholder upon written request to Attention: Legal Counsel, 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li, North Road, East Third Ring, Chaoyang District, Beijing 100027, People’s Republic of China.
ANNUAL REPORT TO SHAREHOLDERS
Pursuant to NASDAQ’s Listing Rules which permit companies to make available their annual report to shareholders on or through the company’s website, we post our annual reports on our website. Our annual report on Form 20-F for the year ended December 31, 2008 has been filed with the U.S. Securities and Exchange Commission. You may obtain copies of our annual report on Form 20-F for the year ended December 31, 2008 by visiting our website at http://www.hurray.com under the heading “Investor Relations.” If you want to receive hard copies of such documents, we will mail them to you free of charge. Please send your request to Christina Low, Investor Relations Officer, at IR@hurray.com.cn.
OTHER MATTERS
We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Tianqiao Chen
Chairman of the Board of Directors

Dated: September 18, 2009